Exhibit 15

SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

December 9, 2015

Via EDGAR

Michael Clampitt, Senior Staff Attorney

Josh Samples, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hunting Dog Capital Corp.

Draft Offering Statement on Form 1-A

Submitted October 23, 2015

CIK No. 0001652761

Dear Messrs. Clampitt and Samples,

On behalf of Hunting Dog Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) set forth in a letter, dated November 24, 2015, regarding the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

General

1.	Comment: On page 7, you state that “[o]ne or more of our subsidiaries may seek to qualify for an exemption from regulation as an investment company under the Investment Company Act pursuant to other provisions of the Investment Company Act such as … Section 3(c)(5)(A) … Section 3(c)(5)(B) … or Section 3(c)(5)(C) ….” Similar language can be found on pages 16 and 17. These exclusions are intended to exclude from the definition of investment company three different types of businesses. Accordingly, please provide a detailed legal analysis regarding how you anticipate each such subsidiary will be able to rely on the appropriate exclusion. In providing this analysis, please explain how the subsidiary will meet the exclusion’s primary engagement test and asset test.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

December 9, 2015

The statement on page 7 also implies that one or more subsidiaries may seek to qualify for exemptions (or exclusions) other than Section 3(c)(5). Please disclose the other exemptions or exclusions.

Response: The Company will conduct its business through its wholly owned subsidiaries, which will initially consist of (1) Hunting Dog Capital LLC and (2) several subsidiaries through which the Company will conduct its financing businesses (the “Finance Subsidiaries”).

Hunting Dog Capital LLC

Hunting Dog Capital LLC (the “Adviser”) is an investment manager of lower middle-market private debt funds that currently provides investment management services to two private debt funds, HD Special-Situations II, LP and HD Special-Situations III, LP (“Fund II” and “Fund III,” respectively, and collectively, the “Existing Funds”). After acquiring 100% of the outstanding equity interests of the Adviser in connection with the completion of the offering (the “Offering”) contemplated by the Offering Statement, the Company will be the sole equity owner of the Adviser and will direct its business and operations. Please see the Offering Statement, including the historical financial statements included therein, for a complete description of the Adviser’s assets, debt and equity.

Finance Subsidiaries

The business of each of the Finance Subsidiaries is described below. The Finance Subsidiaries will seek to engage in financing transactions with lower middle-market companies, which the Company defines as businesses with annual revenues between $5 and $50 million. These transactions may, to a lesser extent, include the Finance Subsidiaries acquiring warrants or instruments with other equity-like characteristics, giving them the potential to realize enhanced returns on a portion of their portfolio. Transactions will typically not exceed $20 million in size and will be funded by debt or equity capital contributed by the Company. In addition, the Finance Subsidiaries may seek to obtain debt financing in the future.

HDC Factor Co.

HDC Factor Co.’s business operations will consist of entering into factoring transactions, primarily on a recourse basis, pursuant to which it will purchase the accounts receivable of a business and advance the business a percentage of the invoice total. Recourse factoring is when a business sells its accounts receivables to a factor, with the promise that the business will buy back any uncollected invoices. In non-recourse factoring, the business has no liability with respect to any uncollected invoices.

December 9, 2015

HDC Manufacturer Co.

HDC Manufacturer Co. business operations will involve providing loans to finance the operations of manufacturers of products, or wholesalers and retailers of products and services, provided the proceeds of each loan will be used to pay for specific products or services. This business will include purchase order financing, where HDC Manufacturer Co. will lend the supplier of goods, whether the manufacturer, wholesaler or retailer, the capital needed in order to fulfill a customer order.

HDC Equipment Finance Co.

HDC Equipment Finance Co.’s business will involve (i) the purchase of leases representing part or all of the sales price of equipment, (ii) leases made by HDC Equipment Finance Co. directly to finance the purchase of specified equipment, and (iii) sale-leaseback transactions in which HDC Equipment Finance Co. purchases equipment from an operating company and then leases the equipment back to that company (such leases and transactions are collectively referred to herein as the “Equipment Financed Assets”).

HDC Mortgage Co.

HDC Mortgage Co. will invest its funds largely in first mortgage loans secured by office buildings, shopping centers, hotels, multi-family residential properties and mixed-use and industrial/warehouse developments, and, to a limited extent, in equity ownership of such real estate and other real-estate related investments.

HDC Special Opportunities Co.

HDC Special Opportunities Co. will make senior secured term loans to borrowers that are unable to structure financing solutions to fit within the business operations of any of the aforementioned subsidiaries. It is intended that the value of this subsidiary’s securities, which are held by the Company, will not exceed 40% of the Company’s total assets.

The Company advises the Staff that (i) HDC Factor Co., HDC Manufacturer Co. and HDC Equipment Finance Co. will rely on the exclusion from regulation as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), set forth in Sections 3(c)(5)(A) and (B) of the 1940 Act; (ii) HDC Mortgage Co. will rely on the exclusion from regulation as an investment company under the 1940 Act set forth in Section 3(c)(5)(C) of the 1940 Act; and (iii) HDC Special Opportunities Co. will rely on the exclusion from regulation as an investment company under the 1940 Act set forth in Section 3(c)(7) of the 1940 Act.

December 9, 2015

In order to rely on the exclusions contained Sections 3(c)(5)(A) and (B) of the 1940 Act and be deemed “primarily engaged” in the applicable businesses, at least 55% of HDC Factor Co., HDC Manufacturer Co. and HDC Equipment Finance Co.’s respective assets must represent investments in eligible loans or receivables under those sections.1 The Staff’s guidance permits an issuer to rely on a combination of these two sections, so long as more than 55% of the issuer’s assets are invested in a combination of instruments covered by Section 3(c)(5)(A) and (B).2 Section 3(c)(5)(A) exempts a company that is primarily engaged in “[p]urchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services…” Section 3(c)(5)(B) exempts a company that is primarily engaged in “making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services….” As a result, at least 55% of each of HDC Factor Co., HDC Manufacturer Co. and HDC Lease Co.’s assets will consist of purchased accounts receivable (Section 3(c)(5)(A) and (B)), loans representing the sale price of specific products or services (Section 3(c)(5)(A) and (B)) and Equipment Financed Assets (Section 3(c)(5)(A) and (B)), respectively.

HDC Mortgage Co. will be operated in compliance with the exclusion provided by Section 3(c)(5)(C) of the 1940 Act. The primary engagement test under Section 3(c)(5)(C) requires a company to be primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” to qualify for exemption from the 1940 Act. In a series of no-action letters, the Staff has taken the position that in order to satisfy the “primarily engaged” requirement of Section 3(c)(5)(C), a company:

must invest at least fifty-five percent of its assets in mortgages and other liens on and interests in real estate (“qualifying interests”). An additional twenty-five percent of the [company]’s assets must be in real estate related assets, although this percentage may be reduced to the extent that more than fifty-five percent of the [company]’s assets are to be invested in qualifying interests.3

1 See, e.g., B.C. Ziegler and Company, SEC No-Action Letter (pub. avail. Sept. 11, 1991) (noting that "[t]he staff has granted no-action relief under Section 3(c)(5)(A) where a company invested at least 55% of its assets in notes, open accounts receivable, or other obligations representing part or all of the sales price of merchandise"); Econo Lodges of America, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1989).

2 See Division of Investment Management, Securities and Exchange Commission, “Protecting Investors: A Half Century of Investment Company Regulation (1992) (“Protecting Investors Study”).

3 See Protecting Investors Study, at pages 71 through 73

December 9, 2015

A number of no-action letters have been issued with respect to the assets that will constitute qualifying interests for purposes of Section 3(c)(5)(C) of the 1940 Act. These interests include fee interests,4 leaseholds5 and interests fully secured by a mortgage solely on real estate (“whole mortgages”)6. Although the Staff has issued a number of no-action letters discussing the types of assets that constitute qualifying interests, relatively little has been written about what assets constitute real estate-related assets. The Staff has agreed with the proposition that a loan will qualify as a real estate-related asset if at least 55% of its fair market value is secured by real estate when the issuer acquires the loan.7 The Staff also has indicated that agency partial pool certificates constitute real estate-related assets.8 We believe that the term “real estate-related assets” should be defined by reference to the term’s plain meaning—if the asset somehow relates to real estate, but does not for whatever reason constitute a “qualifying interest,” then it is a real estate-related asset. As a result, at least 55% of HDC Mortgage Co.’s assets will consist of qualifying interests and an additional 25% of its assets will consist of real estate related assets, although this percentage may be reduced to the extent that more than 55% of its assets are to be invested in qualifying interests.

Lastly, HDC Special Opportunities Co. will rely on the exclusion contained in Section 3(c)(7) of the 1940 Act.

Preliminary Offering Circular Summary

Overview of Hunting Dog Capital Corp., page 3

2.	Comment: Please name the registered investment advisers of Fund II and Fund III. Additionally, please file as exhibits the agreements you have with each of your asset managers or, alternatively, provide us with a legal analysis as to why you do not believe these are material agreements.

Response: The Company advises the Staff that the Adviser serves as the investment adviser to each of Fund II and Fund III. The Adviser qualifies for an exemption from registration under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), because it acts solely as an adviser to private funds and has assets under management in the United States of less than $150 million.9 The terms of the management fee due to the Adviser are fully and adequately described on page 32 of the Offering Statement. There is no separate management agreement between the Adviser and either Fund II or Fund III. The Company believes that because the terms describing the management fee due to the Adviser as the manager are fully and adequately described in the Offering Statement, the limited partnership agreements for each of Fund II and Fund III are immaterial to the Company’s investors.

4 United Bankers, Inc., SEC No-Action Letter (pub. avail. Mar. 23, 1988).

5 Health Facility Credit Corp., SEC No-Action Letter (pub. avail Feb. 6, 1985).

6 Medidentic Mortgage Investors, SEC No-Action Letter (pub. avail. May 23, 1984).

7 See, e.g., NAB Asset Corp., SEC No-Action Letter (June 20, 1991).

8 See Protecting Investors Study at page 73.

9 See Section 203(m) of the Advisers Act and Rule 203(m)-1 thereunder.

December 9, 2015

3.	Comment: We note your disclosure that your historical IRR and the IRR for your Existing Funds has been 16.4% and 17.4%, respectively. Please disclose the period over which these returns were generated. Additionally, please disclose how you were able to generate these returns despite retaining a senior secured interest over other creditors.

Response: The Company has modified the disclosure to describe the period over which these returns were generated, and has removed reference to the 16.4% return given that it includes performance information that pre-dates the formation of the Adviser. The Company has further supplemented the disclosure to explain how it has been able to generate these returns while retaining a senior secured interest over other creditors. See page 3 of the Offering Statement.

4.	Comment: Please disclose the amount of management fees that Hunting Dog Capital LLC has earned for the fiscal periods covered by the preliminary offering circular. In addition, please disclose the amounts and percentages of the management fees that were incentive fees. Finally, please clarify whether the incentive fees going forward will be on the same basis as they were for the periods covered by the financial statements included. Please include similar information in your Management’s Discussion and Analysis.

Response: The Company has modified the disclosure to include the amount of management fees the Adviser earned for the fiscal periods covered by the preliminary offering circular. The Company refers the Staff to the disclosure at the end of the first paragraph on page 1 of the Offering Statement. The Company has clarified the disclosure to emphasize that none of the historical management fees, or anticipated future management fees result from incentive fees, but rather are exclusively related to assets under management. As noted in the Offering Statement, certain of the Company’s directors and executive officers (and not the Adviser) will be entitled to receive the incentive fees relating to the performance of the Existing Funds. See page 3 of the Offering Statement.

December 9, 2015

Our Objectives and the Market Opportunity

Our Transaction-Referral Network, page 5

5.	Comment: We note the importance of referrals to your business. Please disclose the percentage of your overall revenues that are referral-based and consider adding a risk factor discussing how the loss of your referral base would affect your financial condition and results of operations. Please make corresponding revisions to your business discussion.

Response: The Company has modified the disclosure to include a risk factor explaining how the loss or deterioration of its referral network might affect its financial condition and results of operations. See page 15 of the Offering Statement. Furthermore, the Company has included disclosure in the Offering Statement that approximately 75% of the investments made by the Adviser were derived from the referral network in order to highlight the relatively importance of the network to its business. See page 15 of the Offering Statement.

Summary of the Transaction, page 7

6.	Comment: Please revise the first bullet to explain the basis for the exchange of interests in the LLC for shares of the Corporation. In this regard, please explain how the interests are being valued and, noting the negative equity in the LLC, how they will be valued for exchange purposes as well as who will value the interests.

Response: The Company has complied with this comment. See page 7 of the Offering Statement and the additional risk factor on page 18.

Use of Proceeds, page 21

7.	Comment: We note that you plan to use the proceeds from the offering to capitalize your subsidiaries. Please disclose the manner in which you plan to allocate the offering proceeds to each subsidiary as well as the manner in which each subsidiary will use the offering proceeds.

Response: The Company has modified the disclosure to explain the manner in which it plans to allocate the offering proceeds to each subsidiary as well as the manner in which it anticipates each subsidiary will use the offering proceeds. See page 21 of the Offering Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion and Analysis of Results of Operations

December 9, 2015

Revenues, page 28

8.	Comment: For the periods covered, please expand your discussion to disclose how your management fees were generated. For example, please disclose the AUM for each period indicated, including which factors contributed to the increase or decrease in AUM for the period and how the change in AUM impacted management fees for the period. Additionally, please disclose what constitutes “other income.” In addition, please revise to expand your discussion of the “deferred revenue.” In this regard, please explain whether the revenues deferred were incentive, management or other fees. Also, please explain if they have already been paid as distributions and, if so, to whom. Finally, please explain the impact going forward, i.e., will future distributions be affected as well as taxable earnings and how that will affect shareholders.

Response: The Company has modified the disclosure to:

•	Explain how management fees are generated, which is exclusively based on assets under management;

•	Disclose the assets under management for each period and the factors which contributed to their increase or decrease, and resultant impact on management fees;

•	Disclose what constitutes other income; and

•	Expand the discussion of deferred revenue including disclosure that it is comprised exclusively of management fees.

The Company notes the Staff’s comment regarding explaining whether deferred revenues “have already been paid as distributions and, if so, to whom.” Deferred revenues are not related to distributions directly but rather, represent “fees collected in advance [which] are deferred and recognized over the period earned.” The Company has modified the disclosure to explain the composition of deferred revenues and note that distributions have historically been paid quarterly to the members of the Adviser. The Company has modified the disclosure to explain that distributions to the members of the Adviser will cease following the completion of the “Transactions” as the Adviser will become a wholly owned subsidiary of Hunting Dog Capital Corp. in connection with the completion of the Offering. See pages 28 and 29 of the Offering Statement.

Expenses, page 28

9.	Comment: For the periods covered, please expand your discussion for each item that contributed to your expenses, as disclosed in your selected financial data on page 25. For example, for the increase in compensation-related expenses, please disclose how many employees you had for each period as well as the portion of compensation expenses that were attributable to incentive fees.

December 9, 2015

Response: The Company has modified the disclosure to expand the discussion of the items including the number of employees for each period, and has also noted that compensation and benefits plus rent comprise the majority of the Adviser’s expenses. The Company has disclosed elsewhere that its revenue is comprised exclusively of management fees (based on assets under management) and other income (rent from subleased property). Consequently, there is no portion of the Adviser’s compensation expense attributable to incentive fees. See page 28 of the Offering Statement.

Business

10.	Comment: Please briefly disclose the material operational characteristics for each of your subsidiaries, including the business of the subsidiary, its assets, debt and equity.

Response: The Company has complied with this comment. See pages 7 and 8 of the Offering Statement.

Transaction-Opportunity Allocation, page 35

11.	Comment: Please disclose the percentage of Fund III’s commitments that have been invested as of a recent date.

Response: The Company has modified the disclosure accordingly.

*         *         *         *         *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Harry S. Pangas at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Christopher Allick, Hunting Dog Capital Corp.

Paul Clausing, Hunting Dog Capital Corp.

SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

October 30, 2015

VIA EDGAR

Era Anagnosti, Esq., Legal Branch Chief

Josh Samples, Esq., Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Hunting Dog Capital Corp. Draft Offering Statement on Form 1-A Submitted October 23, 2015 CIK No. 0001652761

Dear Ms. Anagnosti and Mr. Samples:

On behalf of Hunting Dog Capital Corp. (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter to the Company on October 29, 2015 regarding the Company’s Draft Offering Statement on Form 1-A, submitted to the SEC on a non-public basis pursuant to Rule 252(d) of Regulation A. In accordance with the Staff’s request that the Company provide a detailed legal analysis as to why the Company is eligible to conduct an offering under Regulation A, set forth below is an analysis regarding the legal basis for the Company’s exclusion from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).1

Introduction

Section 3(a)(1) defines an “investment company” as an entity which:

I.	Is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Subjective Test”); or

1 All references herein to statutory provisions are to sections of the 1940 Act.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Era Anagnosti, Esq., Legal Branch Chief

Josh Samples, Esq., Staff Attorney

October 30, 2015

II.	Owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of the entity’s total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “Objective Test”).

The term “investment securities” is defined in Section 3(a)(2) as securities other than (A) government securities, (B) securities issued by employees’ securities companies and (C) securities issued by majority owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of Section 3(c) of the 1940 Act.

I. The Subjective Test

The Company will not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities. In addition, the Company states specifically in its Offering Statement and will state in any public or private writings or online and on-air media, that it is not an investment company. This approach is consistent with the positioning of similarly structured companies.2

II. The Objective Test

The Company is a holding company the assets of which will be comprised solely of interests in its wholly owned subsidiaries (each a “Subsidiary”). At least 60% of the aggregate value of the Company’s investments in the Subsidiaries will consist of interests in Subsidiaries that are not investment companies and do not rely on an exception from the definition of investment company provided by Sections 3(c)(1) or 3(c)(7).

Included among the Subsidiaries will be Hunting Dog Capital LLC, an investment manager of lower middle-market private debt funds (the “Investment Manager”). The Investment Manager is not an investment company because substantially all of its assets consist of receivables.

A majority of the remainder of the Company’s assets will consist of interests in one or more wholly owned subsidiaries that are not investment companies by virtue of the exception from the definition of investment company provided by Section 3(c)(5) (the “Non-Investment Company Subsidiaries”). Pursuant to Section 3(c)(5), companies that engage in one or more of the following activities for at least 55% of their business are not deemed to be investment companies within the meaning of Section 3(a)(1):

2 This approach to satisfying the Subjective Test has been employed by numerous other companies that have not been required to register as an investment company under the 1940 Act. See, e.g., TriLinc Global Impact Fund LLC (Form S-1 File No. 333-185676), ATEL Growth Capital Fund 8, LLC (Form S-1 File No. 333-178629), Macquarie Equipment Leasing Fund, LLC (Form S-1 File No. 333-154278) and SQN Alternative Investment Fund III, L.P. (Form S-1 File No. 333-166195).

Era Anagnosti, Esq., Legal Branch Chief

Josh Samples, Esq., Staff Attorney

October 30, 2015

•	purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services (Section 3(c)(5)(A));

•	making loans to manufacturers, wholesalers and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services, (Section 3(c)(5)(B)) and

•	purchasing or otherwise acquiring mortgages or other liens on an interest in real estate (Section 3(c)(5)(C)).

The Company intends to conduct its operations through at least one wholly owned subsidiary which will fall within the definition of an “investment company” under Section 3(a)(1) or will rely on Section 3(c)(1) or 3(c)(7) for an exclusion from such definition (the “Non-Exempt Subsidiary”). However, the Company represents that its interest in the Non-Exempt Subsidiary and any similar asset will not comprise more than 40% of its total assets at any time.

Conclusion

As demonstrated above, at least 60% of the Company’s assets will consist of interests in the Investment Manager and the Non-Investment Company Subsidiaries, each of which will engage primarily in activities covered by Section 3(c)(5). Since the Company will not hold itself out to be an investment company, it will not be an investment company required to be registered under the 1940 Act. In addition, the Company will neither register as an investment company, nor elect to be regulated as a business development company. Therefore, the Company is eligible to conduct an offering under Regulation A.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Harry S. Pangas at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Harry S. Pangas, Sutherland Asbill & Brennan LLP

Chris Allick, Hunting Dog Capital Corp.

Paul Clausing, Hunting Dog Capital Corp.